UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Halstedt, Steven C.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Verio, Inc.
   VRIO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March, 1999
5. If Amendment, Date of Original (Month/Year)
   April 12, 1999
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/16/9|S   | |7,956             |D  |$48.375    |0                  |I     |(1)                        |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/24/9|S   | |21,000            |D  |$40.6994   |44,494             |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/25/9|S   | |30,000(3)         |D  |$47.6521   |                   |I     |(2) (3)                    |
                           |9     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/26/9|S   | |10,000(3)         |D  |$47.8938   |370,607            |I     |(2) (3)                    |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/26/9|S   | |25,000(4)         |D  |$48.4813   |                   |I     |(2) (4)                    |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/29/9|S   | |5,000(4)          |D  |$47.50     |235,445            |I     |(2) (4)                    |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |12,500             |I     |(2) (5)                    |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
European Put (right to|        |3/31/|P   | |D          |D  |9/30/|9/30/|Common Stock|120,000|(6)    |120,000-    |I  |(2) (3)     |
 sell) (6)            |        |99   |    | |           |   |00   |00   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
European Call (obligat|        |3/31/|S   | |D          |D  |9/30/|9/30/|Common Stock|120,000|(6)    |120,000-    |I  |(2) (3)     |
ion to sell) (6)      |        |99   |    | |           |   |00   |00   |            |       |       |            |   |            |
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European Put (right to|        |3/31/|P   | |D          |D  |3/31/|3/31/|Common Stock|40,000 |(7)    |40,000-     |I  |(2) (4)     |
 sell) (7)            |        |99   |    | |           |   |00   |00   |            |       |       |            |   |            |
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European Put (obligati|        |3/31/|S   | |D          |D  |3/31/|3/31/|Common Stock|40,000 |(7)    |40,000-     |I  |(2) (4)     |
on to sell) (7)       |        |99   |    | |           |   |00   |00   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)  By the Halstedt Family Limited Partnership, of which the Reporting Person serves as the sole general partner.
(2)  On December 21, 1998, December 28, 1998, March 8, 1999 and March 11, 1999,
Centennial Fund IV, L.P., a Delaware limited partnership ("Fund
IV), distributed to its partners 476,000, 476,000, 572,000 and 622,605 shares of the issuer's common stock, respectively, or a total of 2,146,605 shares in the four distributions. On December 21, 1998, December 28, 1998,
March 8, 1999 and March 11, 1999, Centennial Fund V, L.P., a Delaware
limited partnership, distributed to its partners 508,000, 508,000, 611,983 and
674,320 shares of the issuer's common stock, respectively, or a total of
2,302,303 shares in the four distributions. On December 21, 1998, December 28,
1998, March 8, 1999 and March 11, 1999, Centennial Entreprenuers
Fund V, L.P., a Delaware limited partnership, distributed to its partners
16,000, 16,000, 18,350 and 20,855 shares of the issuer's common stock, respectively, or a total of 71,205 shares in the four
distributions.
	On December 21, 1998, December 28, 1998,  March 8, 1999, March 11, 1999 and
March 15, 1999, Centennial Holdings IV, L.P. ("Holdings
IV"), distributed to its partners 7,588, 7,632, 9,113, 5,784 and 389,743 shares of the issuers common stock, respectively, or a total of 419,860 shares in the five distributions.  On December 21, 1998, December 28, 1998,  March 8,
1999 and March 11, 1999, Centennial Holdings V, L.P. ("Holdings V"),
distributed to its partners 5,872, 5,811, 6,914 and 7,599 shares of the issuers common stock, respectively, or a total of 26,196 shares in the four distributions.
As a result of these distributions and the transactions reported, Fund IV directly beneficially owns 12,500 shares, Holdings V directly beneficially owns 370,607 shares, and Centennial Holdings I, LLC ("Holdings LLC"), directly beneficially owns 235,445 shares.
The Reporting Person is one of the five general partners of Holdings IV, which is, in turn, the sole general partner of Fund IV. By virtue of the relationships described above and his roles with Fund IV and Holdings IV, the
Reporting Person may be deemed to control Fund IV and Holdings IV, and may be deemed to possess indirect beneficial ownership of the issuer's securities held by Fund IV. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the issuer's securities directly beneficially held by Fund IV, and, as a result, the reporting
Person disclaims beneficial ownership of the issuer's securities directly beneficially owned by Fund IV, except to the extent of the Reporting Person's indirect pecuniary interest in Fund
IV.
The Reporting Person is also one of the five general partners of Holdings V.
By virtue of the relationships described above and his roles with
Holdings V, the Reporting Person may be deemed to control Holdings V and may be deemed to possess indirect beneficial ownership of the issuer's securities held by Holdings V.  However, the Reporting Person, acting alone, does not have voting or investment power with respect to the issuer's securities directly beneficially held by Holdings V, and, as a result, the
Reporting Person disclaims beneficial ownership of the issuer's securities directly beneficially owned by Holdings V, except to the extent of the
Reporting Person's indirect pecuniary interest in Holdings V.
The Reporting Person is also a unit holder of Holdings LLC.  The Reporting
Person is an officer, director and manager of Holdings LLC.  By virtue of the relationships described above and his roles with Holdings LLC, the Reporting
Person may be deemed to control the issuer's securities held by
Holdings LLC.  However, the Reporting Person, acting alone, does not have voting or investment power with respect to the issuer's securities directly beneficially held by Holdings LLC, and, as a result, the Reporting Person disclaims beneficial ownership of the issuer's securities directly beneficially owned by Holdings LLC, except to the extent of the reporting Person's indirect pecuniary interest in Holdings LLC.
(3)  By Holdings
V.
(4)  By Holdings
LLC.
(5)  By Fund
IV.
(6)  On March 31, 1999, Holdings V entered into hedging contracts pursuant to which Holdings V has the right to sell 120,000 shares of the issuer's common stock at $37.60 per share on September 30, 2000 and the obligation to sell 120,000 shares of the issuer's common stock at $74.60 per share on September 30, 2000.  Holdings V paid no net amount for the hedging contracts.
(7)  On March 31, 1999, Holdings LLC entered into hedging contracts pursuant to which Holdings LLC has the right to sell 40,000 shares of the issuer's common stock at $37.60 per share on March 31, 2000 and the obligation to sell 40,000 shares of the issuer's common stock at $68.30 per share on March 31, 2000.  Holdings LLC paid no net amount for the hedging contracts.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt
DATE
October 6, 1999